LION COPPER AND GOLD CORP. ANNOUNCES PROPOSED SHARES FOR DEBT SETTLEMENT

June 23, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) announces that it has entered into a debt settlement agreement (the "Agreement") with a creditor dated June 22, 2022 whereby the Company has agreed to issue shares to settle debt in the amount of $100,000 owed to the creditor.  The debt was incurred pursuant to an option Agreement between the Company and the creditor dated January 26, 2022.  Pursuant to the Agreement the Company will issue 1,212,121 common shares of the Company at a deemed price of $0.0825 per share to the creditor.

The issuance of the common shares in connection with the debt settlement is subject to the approval of the TSX Venture Exchange and will be subject to a four-month hold period.

Financing Warrants

Further to the Company's news release dated June 20, 2022 the Company wishes to clarify that in connection with the sale of the convertible debentures the Company issued to the purchasers one detachable warrant (a "Warrant") for every US$0.06 (C$0.077) of principal amount of the convertible debentures subscribed for.  Each Warrant can be exercised to acquire a common share of the Company at a price of US$0.06 (C$0.077) for a period of 20 months.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.